UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated August 1, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-216272, 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated July 6, 2017

•	Press Release dated July 12, 2017

•	Press Release dated July 12, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: August 1, 2017	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Announces Pricing of Offer by Spectra Energy Capital, LLC to Purchase Notes Due in 2019

CALGARY, ALBERTA, July 6, 2017 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge or the Company) announced today the consideration to be paid in the previously announced cash tender offer (the Offer) by its wholly-owned subsidiary, Spectra Energy Capital, LLC (Spectra Capital) for any and all of Spectra Capital’s outstanding 8.00% senior unsecured notes due 2019 (the Notes). The Offer will expire at 5:00 p.m. New York City time, today, July 6, 2017, unless extended.

The applicable reference yield, repurchase yield and total consideration for the Notes are detailed in the table below:

Security (CUSIP No.)	Initial Principal Amount		U.S. Treasury Reference Security	Reference Yield	Fixed Spread	Repurchase Yield	Total Consideration (per $1,000 principal amount of Notes)
8.0% senior unsecured notes due 2019 (26439RAH9)	US$	500,000,000	1.00% UST due 09/30/2019	1.457%	+25 bps	1.707%	$1,137.28

Upon consummation of the Offer, Spectra Capital will pay total consideration of $1,137.28 for each $1,000 principal amount of Notes tendered and accepted for payment, plus accrued and unpaid interest up to, but not including, July 7, 2017 (the expected settlement date), under the Offer. The total consideration was calculated in the manner described in the Offer to Purchase, dated June 27, 2017 (the Offer to Purchase), by reference to a fixed spread specified in the table above plus the yield to maturity based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the table above at 11:00 a.m. New York City time on July 6, 2017.

To receive such consideration, holders of Notes must validly tender and not validly withdraw their Notes or timely comply with the guaranteed delivery procedures set forth in the Offer to Purchase prior to the expiration of the Offer. Notes tendered may be withdrawn at any time prior to the expiration of the Offer, by following the procedures described in the Offer to Purchase. Holders of Notes are urged to read the Offer to Purchase carefully before making any decision with respect to the Offer.

J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as dealer managers for the Offer. D.F. King & Co., Inc. is acting as the tender and information agent for the Offer.

Questions regarding the Offer may be directed to: J.P. Morgan Securities LLC at 866-834-4666 (toll free) or 212-834-3424 or Citigroup Global Markets Inc. at (800) 558-3745 (toll free) or 212-723-6106. The Offer to Purchase and the notice of guaranteed delivery being provided in connection with the Notes may be accessed at the following link: http://www.dfking.com/spectra or obtained from D.F. King & Co., Inc., free of charge, by calling toll-free at (877) 783-5524 (bankers and brokers can call collect at 212-269-5550).

The obligation of Spectra Capital to accept for purchase and to pay the Total Consideration and the accrued and unpaid interest on Notes purchased pursuant to the Offer is not subject to any minimum tender condition, but is subject to satisfaction or waiver of certain other conditions described in the Offer to Purchase. These conditions include Enbridge’s having closed, on terms and conditions satisfactory to Enbridge, one or more offerings of senior unsecured notes in an aggregate principal amount of not less than US$1,100,000,000. Enbridge anticipates closing such an offering on July 7, 2017. Enbridge’s current intention is to not issue any further public securities from Spectra Capital.

This news release shall not be construed as an offer to purchase or sell or a solicitation of an offer to purchase or sell any of the Notes or any other securities. Spectra Capital, subject to applicable law, may amend, extend or terminate the Offers and may postpone the acceptance for purchase of, and payment for, the Notes so tendered. The Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of Spectra Capital, Enbridge, the dealer managers, the information agent or the depositary makes any recommendations as to whether holders of the Notes should tender their Notes pursuant to the Offers.

Forward-Looking Statements

Forward-looking information, or forward-looking statements, has been included in this news release to provide information about the Company and its subsidiaries (including Spectra Capital). Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included in this news release include, but are not limited to, the expiration and settlement date of the Offer, the date up to which tendered Notes can be withdrawn, the closing of one or more offerings of senior unsecured notes by the Company, and Enbridge’s intention not to issue any further public securities from Spectra Capital.

Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties pertaining, but not limited to, the completion of the Offer; the offering of the senior unsecured notes; financial strength and flexibility; debt and equity market conditions; economic and competitive conditions; and exchange, inflation and interest rates. A further discussion of the risks and uncertainties facing the Company can be found in the Company’s filings with Canadian and United States securities regulators. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, the Company assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

2

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for nearly 64% of U.S.-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the U.S. serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: investor.relations@enbridge.com

3

NEWS RELEASE

Enbridge Announces Early Tender Results of Tender Offer by Spectra Energy Capital, LLC

CALGARY, ALBERTA, July 12, 2017 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge or the Company), announced today the early tender results of the previously announced cash tender offer (the Maximum Tender Offer) by its wholly-owned subsidiary, Spectra Energy Capital, LLC (Spectra Capital) to purchase up to an aggregate principal amount of US$600,000,000 (the Aggregate Maximum Repurchase Amount) of the following series of notes issued by Spectra Capital (the Notes):

•	7.50% senior unsecured notes due 2038;

•	6.75% senior unsecured notes due 2032;

•	6.75% senior unsecured notes due 2018;

•	6.20% senior unsecured notes due 2018;

•	5.65% senior unsecured notes due 2020; and

•	3.30% senior unsecured notes due 2023.

The Company also announced that it has increased the Aggregate Maximum Repurchase Amount to US$760,927,000 in connection with the Maximum Tender Offer.

The Maximum Tender Offer was made pursuant to the terms and conditions set forth in the offer to purchase dated June 27, 2017 (the Offer to Purchase).

As of 5:00 p.m. New York City time on July 11, 2017 (the Early Tender Date), as reported by D.F. King & Co., Inc., the tender and information agent for the Maximum Tender Offer, the principal amounts of the Notes listed in the table below had been validly tendered and not validly withdrawn.

Security (CUSIP No.)	Initial Principal Amount		Acceptance Priority Level	Principal Amount Tendered		Principal Amount Accepted
7.50% senior unsecured notes due 2038 (84755TAC1)	US$	250,000,000	1	US$	137,491,000	US$	137,491,000
6.75% senior unsecured notes due 2032 (26439RAK2)	US$	240,000,000	2	US$	73,015,000	US$	73,015,000
6.75% senior unsecured notes due 2018 (26439RAC0)	US$	150,000,000	3	US$	32,323,000	US$	32,323,000
6.20% senior unsecured notes due 2018 (84755TAA5)	US$	500,000,000	4	US$	228,482,000	US$	228,482,000
5.65% senior unsecured notes due 2020 (84755TAD9)	US$	650,000,000	5	US$	137,385,000	US$	137,385,000
3.30% senior unsecured notes due 2023 (84755TAE7)	US$	650,000,000	6	US$	152,231,000	US$	152,231,000

The applicable total consideration for the Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date and accepted for purchase pursuant to the Maximum Tender Offer will be determined in the manner described in the Offer to Purchase at 11:00 a.m. New York City time on July 12, 2017. Holders of such Notes will be eligible to receive the total consideration for any such Notes, including the applicable early tender payment specified in the Offer to Purchase, plus accrued and unpaid interest up to, but not including, July 13, 2017, the expected settlement date of the Notes tendered at or prior to the Early Tender Date.

The Maximum Tender Offer will expire at 12:00 a.m., midnight, New York City time on July 25, 2017 (one minute after 11:59 p.m. New York City time on July 25, 2017), unless extended or earlier terminated. Because the Maximum Tender Offer has been fully subscribed as of the Early Tender Date, holders who tender Notes after the Early Tender Date are not expected to have any of their Notes accepted for purchase. Any Notes tendered after the Early Tender Date are expected to be returned to the holders thereof as described in the Offer to Purchase.

The withdrawal deadline for the Maximum Tender Offer was 5:00 p.m. New York City time on July 11, 2017 (the Withdrawal Deadline) and has not been extended. Accordingly, previously tendered Notes and Notes tendered after the Withdrawal Deadline may not be withdrawn, subject to applicable law.

Spectra Capital plans to fund the Maximum Tender Offer with part of the proceeds from the issuance of Enbridge’s 2.90% Senior Notes due 2022 and Enbridge’s 3.70% Senior Notes due 2027, which was completed on July 7, 2017.

J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as dealer managers for the Offers. D.F. King & Co., Inc. is acting as the tender and information agent for the Offers.

Questions regarding the Offers may be directed to: J.P. Morgan Securities LLC at (866) 834-4666 (toll free) or (212) 834-3424 or Citigroup Global Markets Inc. at (800) 558-3745 (toll free) or (212) 723-6106. The Offer to Purchase may be accessed at the following link: http://www.dfking.com/spectra or obtained from D.F. King & Co., Inc., free of charge, by calling toll free at (877) 783-5524 (bankers and brokers can call collect at (212) 269-5550).

The obligation of Spectra Capital to accept any Notes tendered and to pay the consideration for Notes is subject to satisfaction or waiver of certain conditions and other terms set forth solely in the Offer to Purchase.

This news release shall not be construed as an offer to purchase or sell or a solicitation of an offer to purchase or sell any of the Notes or any other securities. Spectra Capital, subject to applicable law, may amend, extend or terminate the Maximum Tender Offer and may postpone the acceptance for purchase of, and payment for, the Notes so tendered. The Maximum Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of Spectra Capital, Enbridge, the dealer managers or the tender and information agent makes any recommendations as to whether holders of the Notes should tender their Notes pursuant to the Maximum Tender Offer.

Forward-Looking Statements

Forward-looking information, or forward-looking statements, has been included in this news release to provide information about the Company and its subsidiaries (including Spectra Capital). Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included in this news release include, but are not limited to, the expiration date and settlement date of Maximum Tender Offer, the treatment of any Notes tendered after the Early Tender Date; and the funding of the Maximum Tender Offer.

Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties pertaining, but not limited to, the completion of the Maximum Tender Offer; financial strength and flexibility; debt and equity market conditions; economic and competitive conditions; and exchange, inflation and interest rates. A further discussion of the risks and uncertainties facing the Company can be found in the Company’s filings with Canadian and United States securities regulators. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, the Company assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for nearly 64% of U.S.-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the U.S. serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: investor.relations@enbridge.com

NEWS RELEASE

Enbridge Announces Pricing of Tender Offer by Spectra Energy Capital, LLC

CALGARY, ALBERTA, July 12, 2017 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge or the Company), announced today the consideration to be paid in the previously announced cash tender offer (the Maximum Tender Offer) by its wholly-owned subsidiary, Spectra Energy Capital, LLC (Spectra Capital) to purchase up to an aggregate principal amount of US$760,927,000 of the following series of notes issued by Spectra Capital (the Notes):

•	7.50% senior unsecured notes due 2038;

•	6.75% senior unsecured notes due 2032;

•	6.75% senior unsecured notes due 2018;

•	6.20% senior unsecured notes due 2018;

•	5.65% senior unsecured notes due 2020; and

•	3.30% senior unsecured notes due 2023.

The Maximum Tender Offer was made pursuant to the terms and conditions set forth in the offer to purchase dated June 27, 2017 (the Offer to Purchase).

The applicable Reference Yield, Repurchase Yield and Total Consideration (as defined below) for the principal amount of such Notes accepted for purchase are detailed in the table below.

Security (CUSIP No.)	Initial Principal Amount		Acceptance Priority Level	U.S. Treasury Reference Security	Reference Yield	Fixed Spread	Repurchase Yield	Early Tender Payment(a)(b)		Total Consideration(a)(b)
7.50% senior unsecured notes due 2038 (84755TAC1)	US$	250,000,000	1	3.00% UST due 02/15/2047	2.886%	+215 bps	5.036%	US$	30	US$	1,318.47
6.75% senior unsecured notes due 2032 (26439RAK2)	US$	240,000,000	2	3.00% UST due 02/15/2047	2.886%	+175 bps	4.636%	US$	30	US$	1,222.28
6.75% senior unsecured notes due 2018 (26439RAC0)	US$	150,000,000	3	1.25% UST due 05/31/2019	1.345%	+35 bps	1.695%	US$	30	US$	1,050.19
6.20% senior unsecured notes due 2018 (84755TAA5)	US$	500,000,000	4	0.75% UST due 04/15/2018	1.233%	+40 bps	1.633%	US$	30	US$	1,034.12
5.65% senior unsecured notes due 2020 (84755TAD9)	US$	300,000,000	5	1.50% UST due 06/15/2020	1.511%	+65 bps	2.161%	US$	30	US$	1,088.82
3.30% senior unsecured notes due 2023 (84755TAE7)	US$	650,000,000	6	1.75% UST due 05/31/2022	1.856%	+140 bps	3.256%	US$	30	US$	1,002.23

(a)	Per US$1,000 principal amount.
(b)	The Total Consideration for Notes validly tendered prior to or at the Early Tender Date and accepted for purchase is calculated using the applicable Fixed Spread (as defined below) and is inclusive of the Early Tender Payment (as defined below).

In addition to the applicable total consideration specified in the table above (the Total Consideration) for each $1,000 principal amount of Notes tendered at or prior to the Early Tender Date and accepted for payment, Spectra Capital will pay accrued and unpaid interest up to, but not including, July 13, 2017, the expected settlement date, for the Notes tendered at or prior to the Early Tender Date in the Maximum Tender Offer. The applicable Total Consideration was calculated in the manner described in the Offer to Purchase by reference to the applicable fixed spread for such Note (the Fixed Spread) specified in the table above plus the applicable yield to maturity based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the table above at 11:00 a.m. New York City time on July 12, 2017. The Total Consideration also includes the applicable early tender payment for each $1,000 principal amount of such Note specified in the table above (the Early Tender Payment).

The Maximum Tender Offer will expire at 12:00 a.m., midnight, New York City time on July 25, 2017 (one minute after 11:59 p.m. New York City time on July 25, 2017), unless extended or earlier terminated. Because the Maximum Tender Offer has been fully subscribed as of the Early Tender Date, holders who tender Notes after the Early Tender Date are not expected to have any of their Notes accepted for purchase. Any Notes tendered after the Early Tender Date are expected to be returned to the holders thereof as described in the Offer to Purchase.

The withdrawal deadline for the Maximum Tender Offer was 5:00 p.m. New York City time on July 11, 2017 (the Withdrawal Deadline) and has not been extended. Accordingly, previously tendered Notes and Notes tendered after the Withdrawal Deadline may not be withdrawn, subject to applicable law.

Spectra Capital plans to fund the Maximum Tender Offer with part of the proceeds from the issuance of Enbridge’s 2.90% Senior Notes due 2022 and Enbridge’s 3.70% Senior Notes due 2027, which was completed on July 7, 2017.

J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as dealer managers for the Offers. D.F. King & Co., Inc. is acting as the tender and information agent for the Offers.

Questions regarding the Offers may be directed to: J.P. Morgan Securities LLC at (866) 834-4666 (toll free) or (212) 834-3424 or Citigroup Global Markets Inc. at (800) 558-3745 (toll free) or (212) 723-6106. The Offer to Purchase may be accessed at the following link: http://www.dfking.com/spectra or obtained from D.F. King & Co., Inc., free of charge, by calling toll free at (877) 783-5524 (bankers and brokers can call collect at (212) 269-5550).

2

The obligation of Spectra Capital to accept any Notes tendered and to pay the consideration for Notes is subject to satisfaction or waiver of certain conditions and other terms set forth solely in the Offer to Purchase.

This news release shall not be construed as an offer to purchase or sell or a solicitation of an offer to purchase or sell any of the Notes or any other securities. Spectra Capital, subject to applicable law, may amend, extend or terminate the Maximum Tender Offer and may postpone the acceptance for purchase of, and payment for, the Notes so tendered. The Maximum Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of Spectra Capital, Enbridge, the dealer managers or the tender and information agent makes any recommendations as to whether holders of the Notes should tender their Notes pursuant to the Maximum Tender Offer.

Forward-Looking Statements

Forward-looking information, or forward-looking statements, has been included in this news release to provide information about the Company and its subsidiaries (including Spectra Capital). Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included in this news release include, but are not limited to, the expiration date and settlement date of Maximum Tender Offer.

Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties pertaining, but not limited to, the completion of the Offers; the offering of the senior unsecured notes; financial strength and flexibility; debt and equity market conditions; economic and competitive conditions; and exchange, inflation and interest rates. A further discussion of the risks and uncertainties facing the Company can be found in the Company’s filings with Canadian and United States securities regulators. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, the Company assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for nearly 64% of U.S.-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the U.S. serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

3

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: investor.relations@enbridge.com

4